Papa Medical Inc.

202 North California Ave
City of Industry, CA 91744

December 15, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Papa Medical Inc.
Request to Withdraw

1.	Registration Statement on Form S-1, declared effective on August 12, 2025 (File No. 333-283405)
2.	Registration Statement on Form S-1, Post Effective Amendment, filed on September 29, 2025 (File No. 333-283405)

Ladies and Gentlemen:

Papa Medical Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-283405) with the Securities and Exchange Commission (the “Commission”) that was declared effective on August 12, 2025 (the “Original S-1”), to register shares of the Company’s Class A common stock for a $5,000,000 initial public offering (the “IPO”). While the Original S-1 was declared effective, the IPO never occurred. On September 25, 2025, the Company filed a Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. On September 29, 2025, the Company filed a post-effective amendment to the Original S-1 on Form S-1/A to update the Original S-1 with the Company’s financial statements for the quarter ended June 30, 2025 (the “POS AM S-1”). The POS AM S-1 is still under review by the Commission and has not been declared effective by the Commission.

On November 26, 2025, the Company file a registration statement on Form S-1 (File No. 333-291803) (the “New S-1”) to increase the IPO to $6,000,000 and to update the Original S-1 with the Company’s financial statement for the quarter ended September 30, 2025.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Original S-1 and the POS AM S-1, together with all exhibits thereto. No securities were sold pursuant to the Original S-1 and/or the POS AM S-1 or in any offering pursuant to the Original S-1 and/or the POS AM S-1.

The Company plans to proceed with the New S-1 to register $6,000,000 of the Company’s Class A common stock in connection with the IPO. The Company is requesting the Commission to declare it effective.

It is our understanding that this application for withdrawal of the Original S-1 and the POS AM S-1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Original S-1. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Original S-1 be credited for future use, including to offset the registration fee payable with respect to the shares of the Company’s Class A common stock that are to be registered on the New S-1 that the Company is requesting the Commission to declare effective.

We would be grateful if you could please send copies of the written order granting withdrawal of the Original S-1 and the POS AM S-1 to Jian Hua, CEO, Papa Medica Inc., 202 North California Avenue, City of Industry, CA 91744 (Email: edward@feellife.com), with a copy to James A. Prestiano, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 (Email: jprestiano@loeb.com).

Please do not hesitate to contact James A. Prestiano, Esq. at (212) 407-4831 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Jian Hua
Name:	Jian Hua
Title:	CEO

cc	James A. Prestiano, Esq., Loeb & Loeb LLP